Mail Stop 3561

October 5, 2006

Alfred Lam
Chairman
Pacific CMA, Inc.
153-10 Rockaway Boulevard
Jamaica, New York 11434

> **Re:** **Pacific CMA, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **and Forms 10-K and 10-Q**
> **Filed September 28, 2006**
> **File No. 333-134620**

Dear Mr. Lam:

We have reviewed your responses to the comments in our letter dated September 8, 2006 and have the following additional comments.

Form S-3

Consent of BKD, LLP, Independent Registered Public Accounting Firm

1. Please file an updated consent from BKD, LLP.

Form 10-K/A and Form 10-Q

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Internal Review

2. Please file an Item 4.02, Form 8-K in compliance with Item 304 of Regulation S-K.

Form 10-Q

Item 1A. Risk Factors, page 38
Background, page 38

3. While we note your response to our prior comment 2 in our letter dated June 27th, 2006 and our prior comment 1 in our letter dated September 8, 2006, please

provide us, on a supplemental basis, the operating results for HTL for the year ended December 31, 2005 and its most recent stub period.

<u>Exhibit 5.2</u>

4. We note your response to our prior comment 5 in our letter dated September 8, 2006. Accordingly, please revise the 4th paragraph of the opinion to delete the phrase "found to be in conformity" and expressly state that it is the "opinion" of counsel.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Hanna Teshome
Special Counsel

cc: <u>Via Facsimile (212) 809-5449</u>
Lawrence G. Nusbaum
Gusrae, Kaplan, Bruno & Nusbaum, PLLC
120 Wall Street, 11th Floor
New York, NY 10005